Via Facsimile and U.S. Mail
Mail Stop 6010

February 11, 2008

Ms. Zhong Ya Li
Chief Financial Officer
GFR Pharmaceuticals, Inc.
99 Yan Xiang Road, Biosep Building
Xi An, Shaan Xi Province, P.R. China 710054

      Re: GFR Pharmaceuticals, Inc.
             Form 10-KSB for the Fiscal Year Ended December 31, 2006
             Filed April 13, 2007
             File No. 000-27959

Dear Ms. Zhong Ya Li:

      We issued the following comment to the Company on the above captioned filing on December 4, 2007**.**

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Notes to Consolidated Financial Statements

6. Property, Plant and Equipment, Net, page 21

1.   We acknowledge your response to comment 1. Please confirm to us that you will revise your disclosure of the Co-operative agreement with Tong Du Hospital in your December 31, 2007 Form 10-KSB to include the performance period and to describe your significant rights and obligations, including the profit sharing ratios for current and future periods.

      As of the date of this letter, this comment remains outstanding and unresolved. We expect you to contact us by February 25, 2008 to provide a substantive response to this comment or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comment or contact us by February 25, 2008**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve this outstanding comment and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant